FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October 2018

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding power generation within China for the first three quarters of 2018 of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on October 19, 2018.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POWER GENERATION WITHIN CHINA INCREASES BY 11.04% FOR THE FIRST THREE QUARTERS OF 2018

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

According to the preliminary statistics of Huaneng Power International, Inc., (the “Company”), in the third quarter of 2018, the Company’s total power generation by power plants within China on consolidated basis amounted to 116.489 billion kWh, representing an increase of 8.27% over the same period last year. Total electricity sold by the Company amounted to 109.520 billion kWh, representing an increase of 8.34% over the same period last year. For the first three quarters of 2018, the Company’s total power generation by the power plants within China on consolidated basis amounted to 326.755 billion kWh, representing an increase of 11.04% over the same period last year. Total electricity sold by the Company amounted to 307.819 billion kWh, representing an increase of 11.04% over the same period last year. In the first three quarters of 2018, the Company’s average ongrid electricity sales price for its power plants within China amounted to RMB417.12 per MWh, representing an increase of 1.99% over the same period last year.

The increase in the Company’s power generation was mainly attributable to the following factors:

1.
The national electricity consumption has maintained a relatively high growth rate, especially in the tertiary industry and residential electricity consumption, which had maintained double-digit growth.

2.	Benefiting from the recovery of thermal power utilization hours, the Company’s power generation in the provinces of Fujian, Guangdong and Central China increased by a large margin year-on-year; and

3.	New wind power, photovoltaic and gas units contributed to the growth of power generation.

The power generation (in billion kWh) in each region of the Company’s domestic power plants are listed below:

Region	Power Generation				Electricity Sold
	July to September 2018	Change	January to September 2018	Change	July to September 2018	Change	January to September 2018	Change
Heilongjiang Province	2.791	-18.39%	9.721	-1.17%	2.596	-18.61%	9.099	-1.14%
Coal-fired	2.572	-19.81%	8.958	-2.50%	2.379	-20.36%	8.348	-2.65%
Wind-power	0.189	-11.47%	0.716	10.37%	0186	-7.90%	0.704	12.05%
PV	0.031	–	0.047	–	0.031	–	0.046	–
Jilin Province	2.602	15.15%	7.691	23.20%	2.463	15.35%	7.285	23.75%
Coal-fired	2.322	16.56%	6.725	24.35%	2.194	16.69%	6.355	24.81%
Wind-power	0.191	2.00%	0.710	15.84%	0.185	2.53%	0.691	16.94%
Hydro-power	0.031	78.47%	0.074	18.67%	0.030	77.46%	0.073	18.16%
PV	0.013	105.00%	0.026	276.39%	0.013	104.12%	0.025	275.49%
Biomass power	0.044	-21.10%	0.156	2.68%	0.040	-20.91%	0.141	3.52%
Liaoning Province	5.907	-2.81%	15.228	3.95%	5.526	-2.46%	14.180	3.51%
Coal-fired	5.801	-2.79%	14.806	3.26%	5.421	-2.80%	13.762	2.76%
Wind-power	0.058	-13.52%	0.267	13.25%	0.057	-13.65%	0.266	13.33%
Hydro-power	0.012	-17.54%	0.035	22.37%	0.012	-17.53%	0.034	22.08%
PV	0.036	26.69%	0.119	159.71%	0.036	375.45%	0.118	162.05%
Inner Mongolia	0.047	12.43%	0.175	13.72%	0.046	12.43%	0.173	13.66%
Wind-power	0.047	12.43%	0.175	13.72%	0.046	12.43%	0.173	13.66%
Hebei Province	3.536	-8.25%	9.975	-6.09%	3.308	-8.48%	9.359	-6.21%
Coal-fired	3.485	-8.38%	9.748	-6.65%	3.259	-8.61%	9.141	-6.95%
Wind-power	0.037	-9.98%	0.181	23.01%	0.035	-10.24%	0.175	39.00%
PV	0.015	46.90%	0.045	46.50%	0.014	50.40%	0.043	49.87%
Gansu Province	2.286	9.64%	8.789	22.16%	2.166	9.66%	8.344	22.37%
Coal-fired	1.738	8.44%	7.261	21.03%	1.626	8.02%	6.857	21.09%
Wind-power	0.548	13.62%	1.528	27.83%	0.539	14.93%	1.487	28.68%
Ningxia	0.007	4.55%	0.018	149.36%	0.007	10.51%	0.018	156.11%
PV	0.007	4.55%	0.018	149.36%	0.007	10.51%	0.018	156.11%
Beijing	2.275	122.85%	6.234	42.70%	2.170	121.51%	5.945	43.98%
Coal-fired	0.312	158.67%	0.748	-38.05%	0.279	172.80%	0.660	-36.95%
Combined Cycle	1.964	118.06%	5.486	73.53%	1.891	115.53%	5.285	71.47%
Tianjin	2.048	-7.86%	5.643	3.22%	1.921	-8.31%	5.290	2.82%
Coal-fired	1.695	0.29%	4.573	4.39%	1.579	0.04%	4.251	4.03%
Combined Cycle	0.351	-33.82%	1.067	-1.67%	0.342	-33.84%	1.036	-2.03%
PV	0.001	-2.33%	0.002	197.12%	0.001	-3.82%	0.002	198.39%

Region	Power Generation				Electricity Sold
	July to September 2018	Change	January to September 2018	Change	July to September 2018	Change	January to September 2018	Change
Shanxi Province	2.732	36.02%	7.526	1.46%	2.535	37.09%	7.018	1.05%
Coal-fired	2.712	40.78%	6.308	17.45%	2.515	41.20%	5.833	17.46%
Combined Cycle	0.00	-100.00%	1.161	-42.75%	0.00	-100.00%	1.128	-42.85%
PV	0.020	9.67%	0.057	203.30%	0.020	234.30%	0.057	850.90%
Shandong Province	27.744	9.37%	72.710	8.17%	25.880	9.17%	67.905	7.91%
Coal-fired	27.482	8.92%	71.752	7.46%	25.630	8.71%	66.996	7.21%
Wind-power	0.154	136.92%	0.657	104.04%	0.145	135.59%	0.612	96.35%
PV	0.109	56.83%	0.301	142.35%	0.105	53.44%	0.296	140.33%
Henan Province	8.099	49.74%	20.792	27.71%	7.628	50.48%	19.591	27.83%
Coal-fired	7.221	42.81%	19.358	29.75%	6.769	43.29%	18.187	29.98%
Combined Cycle	0.855	160.63%	1.351	4.07%	0.836	160.53%	1.321	4.05%
Wind-power	0.017	-6.69%	0.063	12.33%	0.017	-6.77%	0.063	12.39%
PV	0.007	5.34%	0.020	157.57%	0.006	5.25%	0.020	157.41%
Jiangsu Province	11.864	1.76%	32.390	-1.98%	11.229	2.55%	30.704	-1.73%
Coal-fired	9.533	-0.69%	26.211	-8.16%	9.124	1.02%	24.829	-7.87%
Combined Cycle	1.817	0.56%	4.774	25.00%	1.607	-4.48%	4.509	23.30%
Wind-power	0.480	104.11%	1.336	104.16%	0.464	112.89%	1.299	114.28%
PV	0.034	85.11%	0.069	125.97%	0.035	88.69%	0.068	124.55%
Shanghai	4.839	-9.00%	14.840	5.37%	4.564	-9.00%	14.036	5.32%
Coal-fired	4.073	-15.12%	13.277	5.07%	3.816	-15.38%	12.508	4.99%
Combined Cycle	0.766	47.67%	1.563	8.00%	0.748	47.90%	1.528	8.07%
Chongqing	3.194	29.33%	7.711	15.43%	2.973	30.47%	7.146	15.43%
Coal-fired	2.457	15.87%	6.584	17.53%	2.258	16.47%	6.051	17.70%
Combined Cycle	0.727	108.10%	1.117	3.59%	0.709	108.85%	1.089	3.78%
Wind-power	0.010	–	0.010	–	0.005	–	0.005	–
Zhejiang Province	6.741	-4.93%	21.539	4.90%	6.444	-5.10%	20.675	4.92%
Coal-fired	6.599	-4.37%	21.038	4.64%	6.305	-4.54%	20.183	4.65%
Combined Cycle	0.122	-29.88%	0.452	15.82%	0.119	-29.46%	0.443	16.42%
PV	0.020	25.98%	0.049	27.79%	0.020	21.64%	0.049	28.42%
Hubei Province	4.902	8.61%	12.966	17.39%	4.569	8.28%	12.103	17.16%
Coal-fired	4.674	8.03%	12.389	17.34%	4.371	8.21%	11.593	17.59%
Wind-power	0.107	48.84%	0.299	37.28%	0.081	14.59%	0.240	12.35%
Hydro-power	0.114	1.33%	0.260	-2.31%	0.110	0.94%	0.252	-2.09%
PV	0.007	231.84%	0.018	776.46%	0.007	1,915.61%	0.018	5248.75%

Region	Power Generation				Electricity Sold
	July to September 2018	Change	January to September 2018	Change	July to September 2018	Change	January to September 2018	Change
Hunan Province	3.180	20.17%	8.706	32.83%	2.969	20.01%	8.160	33.15%
Coal-fired	2.990	21.78%	8.028	36.67%	2.782	21.72%	7.491	37.28%
Wind-power	0.093	-22.85%	0.419	2.20%	0.092	-22.99%	0.414	2.14%
Hydro-power	0.086	40.24%	0.233	-10.59%	0.085	40.44%	0.228	-10.63%
PV	0.011	18.57%	0.027	152.92%	0.011	18.06%	0.026	151.45%
Jiangxi Province	5.957	5.75%	16.000	9.43%	5.686	5.99%	15.295	9.60%
Coal-fired	5.874	5.68%	15.730	8.85%	5.608	5.69%	15.032	8.85%
Wind-power	0.083	11.09%	0.270	58.76%	0.078	33.06%	0.263	81.10%
Anhui Province	1.742	13.81%	4.548	3.93%	1.658	13.72%	4.335	3.64%
Coal-fired	1.644	12.45%	4.265	1.55%	1.561	12.30%	4.058	1.29%
Wind-power	0.071	104.97%	0.209	123.41%	0.070	105.12%	0.202	117.75%
Hydro-power	0.027	-20.76%	0.075	-10.38%	0.026	-20.81%	0.075	-10.40%
Fujian Province	3.819	17.22%	9.782	34.32%	3.595	17.13%	9.229	34.48%
Coal-fired	3.815	17.26%	9.772	34.27%	3.591	17.06%	9.219	34.36%
PV	0.004	-15.24%	0.010	111.57%	0.004	158.73%	0.010	576.43%
Guangdong Province	6.307	9.36%	20.389	35.92%	5.983	9.08%	19.480	36.03%
Coal-fired	6.300	9.39%	20.372	35.96%	5.976	9.11%	19.463	36.07%
PV	0.006	-13.29%	0.017	-0.36%	0.006	-13.29%	0.017	-0.30%
Guangxi	0.095	–	0.264	–	0.091	–	0.253	–
Combined Cycle	0.095	–	0.264	–	0.091	–	0.253	–
Yunnan Province	0.881	1.64%	3.454	25.71%	0.837	5.29%	3.213	26.60%
Coal-fired	0.812	0.51%	3.076	26.14%	0.771	4.43%	2.847	27.14%
Wind-power	0.069	17.25%	0.377	22.32%	0.066	16.52%	0.367	22.59%
Guizhou Province	0.033	259.26%	0.143	233.32%	0.026	194.39%	0.135	220.83%
Wind-power	0.033	259.26%	0.143	233.32%	0.026	194.39%	0.135	220.83%
Hainan Province	2.861	-6.48%	9.522	8.20%	2.649	-6.45%	8.850	8.38%
Coal-fired	2.696	-9.69%	9.203	7.31%	2.485	-9.91%	8.535	7.43%
Combined Cycle	0.00	-97.11%	0.023	72.32%	0.00	-96.73%	0.023	72.45%
Wind-power	0.013	-8.01%	0.060	-10.98%	0.013	-7.99%	0.058	-10.91%
Hydro-power	0.134	209.56%	0.196	58.70%	0.133	211.19%	0.194	59.17%
PV	0.018	64.40%	0.041	92.94%	0.018	64.69%	0.040	93.55%
Total	116.489	8.27%	326.755	11.04%	109.520	8.34%	307.819	11.04%

For the third quarter of 2018, the power generation of Tuas Power Limited in Singapore, which is wholly-owned by the Company, accounted for a market share of 20.6% in Singapore, representing a decrease of 1.8 percentage points compared to the same period last year (22.4%). In the first three quarters of 2018, the accumulated power generation accounted for a market share of 20.8%, representing a decrease of 1 percentage point compared to the same period last year.

The Company’s wholly-owned Heilongjiang Shuangyu Photovoltaic Project with a total capacity of 13.4 MW, the 34 MW Chongqing Fengjie Jinfengshan Wind Farm, the 37.4 MW Jiangxi Gaolongshan Wind Farm, the Hubei Zhongxiang Hujiawan Wind Power Project with a total capacity of 126MW and the 13.8 MW Jiangsu Yizheng Wind Farm, and the Hainan Chengmai Photovoltaic Project with a total capacity of 32MW (in which the Company has a 91.8% interest) were put into operation in the third quarter respectively.

In addition, in August 2018, Huaneng Shandong Power Generation Co., Ltd. (a subsidiary 80% owned by the Company) acquired from Huaneng Taishan Power Co., Ltd. a 15% interest in Shandong Laiwu Power Generation (total installed capacity of 2000 MW), a 75% interest in Shandong Liaocheng Cogeneration (total installed capacity of 280 MW), an 80% interest in Shandong Laiwu Cogeneration (total installed capacity of 660 MW) and an 80% interest in Shandong Laizhou Wind Power (total installed capacity of 98.3 MW), thus resulting in changes in the Company’s controlled and equity-based installed capacity.

Meanwhile, the installed capacity of certain power plants invested by the Company changed in the third quarter of 2018.

Based on the above, as of 30 September 2018, the Company had a controlled installed capacity of 105,720 MW and an equity-based installed capacity of 93,386 MW.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
19 October 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     October 19, 2018